EXHIBIT 99
                                 [UNILEVER LOGO]

                              N E W S R E L E A S E



CONTACT: Nancy Goldfarb
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 906-4690                                       FOR IMMEDIATE RELEASE






                      UNILEVER TELECONFERENCE PRESENTATION

              -- "UNILEVER REMAINS CONFIDENT OF ACHIEVING EARNINGS
                         AND GROWTH TARGETS FOR 2002" --



NEW YORK, NY -- JUNE 24, 2002 -- THE FOLLOWING IS THE PRESENTATION TEXT FOR THE UNILEVER PRE-CLOSE TELECONFERENCE, GIVEN BY HOWARD GREEN, HEAD OF INVESTOR RELATIONS, AT 1400 HRS GMT TODAY (JUNE 24, 2002).

The purpose of this teleconference is to update the market on the progress of our business and is a precursor to our "close" period, ahead of the second quarter results announcement. The timetable for future updates remains unchanged from that previously announced.

I would remind you that this update is based on the first two months of trading in the quarter. Comments on EPS and operating margin are made on a before exceptional items and goodwill amortisation basis.

Let me start by saying that we remain confident of achieving our targets for the year of low double digit growth of earnings per share and of sustaining the growth of our leading brands.

Within the second quarter we expect:

* EPS growth of some 20%. We estimate that operating margin will be ahead by well over 100 bps. We continue to see the benefits of both our savings programmes, which deliver according to plan, and also of price increases designed to recover increases in costs driven by devaluation in a number of our developing and emerging markets.

     We continue to raise the real level of investment behind our brands and within this we would expect to see an A&P spend rate higher than last year.

                                    - more -

* Let me turn to sales growth. We expect underlying sales growth of between 3 and 4% and growth of the leading brands of around 4.5%. We are seeing the expected pick-up in the rate of underlying sales growth and we see broad based progress across our Home and Personal Care and ambient and chilled distribution food businesses.

     However, in Ice Cream, whilst we see good growth in North America and D&E markets, our strong innovation programme in Western Europe is being constrained by poor weather as are sales of ready to drink tea.

     The overall rate of underlying sales growth is also being influenced by an accelerated rate of planned tail attrition.

     The impact of disposals will be to reduce sales by some 400 bps, equivalent to (euro)530 million of sales in the quarter. Thus reported sales are expected to be flat to down by 1%.

Turning now to the other elements of the profit and loss account.

Associated costs, at around (euro)60 million compare to (euro)114 million in Q2 of 2001. Operating profit progression is after the short-term dilution effect of disposals, which we expect to be the equivalent of (euro)60 million in this quarter.

Goodwill amortisation is estimated at (euro)350 million in the quarter.

Net interest is estimated at (euro)330 million and reflects the benefits of continuing strong cash flow and lower interest rates.

Gross restructuring exceptional items are forecast to be around (euro)250 million before tax.

We expect the underlying tax rate in the quarter to be between 33 and 34%.

The number of shares for calculating EPS is 982 million NV equivalent share units or 6.55 billion if you take the PLC equivalent share units.

Let me summarise and remind you of what we have said previously.

Our innovation and other marketing plans for 2002 are on track and we continue to manage the tail of our business to maximise value.

Growth in sales and earnings per share will continue to be driven by:

* Firstly, an increase in the momentum of growth of our leading brands through the year fuelled by our planned innovation and market place activity programmes backed by an increased investment in advertising & promotion. Our innovation programme for 2002 is at least as intensive as last year with a sustained rate in HPC and a step-up in Foods.

* Secondly, the benefits of global procurement, the Path to Growth restructuring and Bestfoods integration, programmes that continue to deliver savings at least in line with plan with regard to both amount and timing.
                                      -o0o-

                                    - more -

SAFE HARBOUR STATEMENT: This presentation may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as "expects", "anticipates", "intends" and other similar expressions are intended to identify such forward looking-statements. Because of the risks and uncertainties that always exist in any operating environment or business we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, currency values, competitive pricing, consumption levels, costs, environmental risks, physical risks, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Unilever operates. Further details of these potential risks and uncertainties are given in the Unilever Annual Report and Accounts and Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements.



UNILEVER BACKGROUND: Unilever (NYSE: UN, UL) is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. The company produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good Humor-Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.